Pepco Holdings, inc.

William T. Togerson
Executive Vice President
and General Counsel

701 Ninth Street, NW
Washington, DC 20068

202 872-2590
202 872-2472 Fax
wtorgerson@pepco.com

Exhibit 5.01

February 25, 2003

Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

Ladies and Gentlemen:

I am Executive Vice President and General Counsel of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the filing by the Company of the Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") to which this opinion is attached as an exhibit. The Registration Statement is for the registration of $500,000,000 in aggregate principal amount of the Company's 5.50% Notes due 2007, $750,000,000 in aggregate principal amount of the Company's 6.45% Notes due 2012, and $250,000,000 in aggregate principal amount of the Company's 7.45% Notes due 2032 (collectively, the "Exchange Notes"), which will be issued in exchange for any and all of the Company's outstanding 5.50% Notes due 2007, 6.45% Notes due 2012, and 7.45% Notes due 2032 (collectively, the "Original Notes"), respectively. The Exchange Notes will be issued pursuant to the Indenture, dated as of September 6, 2002, between the Company and The Bank of New York, as trustee (the "Indenture"), which is filed as an exhibit to the Registration Statement.

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing, I am of the opinion that the Exchange Notes have been duly authorized for issuance and, when executed by the Company and authenticated by the

Trustee in the manner provided in the Indenture and delivered by the Company as contemplated by the Registration Statement in exchange for Original Notes, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name under the caption "Legal Matters" therein and in the related prospectus, and in any supplement thereto or amendments thereof. My consent to such reference does not constitute a consent under Section 7 of the Act, and in consenting to such reference I have not certified any part of the Registration Statement and do not otherwise come within the categories of persons whose consent is required under Section 7 or under the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ WILLIAM T. TORGERSON
William T. Torgerson, Esq.